[LOGO OMITTED] Koor Industries Ltd.

KOOR INDUSTRIES LTD. ANNOUNCES THE CLOSING OF THE FIRST STAGE OF THE "DEFENSE TRANSACTION"; KOOR ACQUIRES 5.3% OF ELBIT SYSTEMS AND SELLS 13.7% OF TADIRAN COMMUNICATIONS TO ELBIT SYSTEMS

TEL AVIV, Israel - April 18, 2005 - Koor Industries Ltd. (NYSE: KOR) ("Koor" or "the Company"), a leading Israeli investment holding company, announced today that it has completed today the first stage of the purchase transactions ("Defense Transaction") among Koor, Elbit Systems Ltd. (NASDAQ: ESLT) ("Elbit") and Federmann Enterprises ("Federmann") signed on December 27, 2004
Following receipt of the necessary approvals, Koor acquired 5.3% of Elbit from Federman for $52.2 million and sold 13.7% of Tadiran Communications (TASE: TDCM) ("Tadiran") to Elbit for $62.5 million. Following the closing of the first stage, Koor holds 18.2% of Tadiran and 5.3% of Elbit and Elbit holds approximately 20% of Tadiran. Koor's CEO, Jonathan Kolber has joined Elbit's Board of Directors and three of Elbit's representatives, including Joseph Ackerman, Elbit's president and CEO, have joined the Board of Directors of Tadiran. In addition, in light of the parties' intention to complete the Defense Transaction, Koor, Elbit and Federman have agreed to extend, if required, the time schedule set for the second stage of the Defense Transaction by up to four months.

Jonathan Kolber, CEO of Koor, Danny Biran, President of Koor, Michael Federmann, Chairman of Elbit and Joseph Ackerman, President and CEO of Elbit said:"We are pleased with the completion of the first stage of this strategic transaction. We are sure that all of the parties involved will use their best efforts in order to complete the transaction for the benefit of the Israeli defense industry, Koor, Elbit and Tadiran."


About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through Tadiran Communications (TASE: TDCM) and the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information please visit our website
- www.koor.com.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications

About Tadiran Communications
Tadiran Communications develops, manufactures and markets combat-proven military communications solutions. Tadiran's secure and immune military communications systems and equipment serve the armed forces of over 50 countries worldwide.


For further information, please contact:
Yuval Yanai - Senior Vice President and CFO

Koor Industries Ltd.
Tel. +9723 9008 310
Fax. +9723 9008 313
www.koor.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company`s SEC filings.